UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   May 2005            File No.    0-31195

Esperanza Silver Corporation

(Name of Registrant)

9th Floor, 670 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated May 19, 2005.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: May 19, 2005	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

May 19, 2005

      TSX-V: EPZ

      www.esperanzasilver.com

NEWS RELEASE

ESPERANZA:  Quartermain, Prochnau, Bartos join Advisory Committee

Esperanza Silver is pleased to announce the formation of a new Executive Advisory Committee to provide counsel and assistance to its top management. The committee will consist of Robert Quartermain, John Prochnau and Paul Bartos.

Mr. Quartermain is the President and CEO of Silver Standard Resources Inc. He is respected within the exploration industry for having overseen the emergence of Silver Standard as a major player in the silver industry. Mr. Quartermain has been involved as a director and/or officer of a number of public resource companies including currently Iamgold Corporation and Western Silver Corporation. He recently resigned as a Director of Esperanza.

Mr. Prochnau is well-known in the industry as an explorationist and businessman. He has, over the years, had considerable success as a mine finder including playing a major role in the discovery of Alligator Ridge in Nevada, Choquelimpie in Chile and Esquel in Argentina. He serves as a Director of Hidefield Gold Plc. and in other advisory positions within the mineral exploration industry. Mr. Prochnau was recently named to its “Explorers League” by Casey Research.

Mr. Bartos is currently director of the new Geology Museum at the Colorado School of Mines. Much of his career was spent with Asarco exploring in South America. Among his achievements he is credited with the discovery of the San Bartolome silver deposit in Bolivia which is now being developed by Coeur d’Alene Mines. He has been working as a consultant to the company helping design and drive its Peruvian exploration program.

Bill Pincus, Esperanza’s President and CEO reported, “We are thrilled to have been able to attract such successful and experienced members to our new Executive Advisory Committee. The ability to call upon them and engage in a free and frank exchange of ideas can only help us better manage the implementation of Esperanza’s business plan.”

Esperanza Silver is a company focusing on early-stage exploration and development of silver and other resource properties. It is active in Peru, Bolivia and Mexico where it is developing the newly discovered La Esperanza gold project.

For further information contact:

William Pincus

(303) 830 0988 Tel

(303) 830 9098 Fax

wpincus@esperanzasilver.com

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responsibility for the adequacy or accuracy of this news release